PACCAR FINANCIAL CORP. - FORM 10-Q

EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Three Months Ended March 31
	2015	2014
FIXED CHARGES
Interest expense	$13.9	$13.9
Facility and equipment rental	.4	.4

TOTAL FIXED CHARGES	$14.3	$14.3

EARNINGS
Income before income taxes	$46.0	$39.9
Depreciation	59.0	55.2

	105.0	95.1

FIXED CHARGES	14.3	14.3

EARNINGS AS DEFINED	$119.3	$109.4

RATIO OF EARNINGS TO FIXED CHARGES	8.34X	7.65X